April 27, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	State Farm Variable Product Trust (the Registrant)

Post-Effective Amendment No. 17 to its Registration Statement on Form N-1A

(File Nos. 333-22467 and 811-08073)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the Act), the Registrant hereby requests withdrawal of Post-Effective Amendment No. 17 to its Registration Statement on Form N-1A (File No. 33-22467), as filed via EDGAR with the Securities and Exchange Commission (the Commission) on February 13, 2007 (the Amendment).

The Amendment added five new series of shares to the Registrant, and the Registrant intended to begin selling shares of the five new series beginning on May 1, 2007. The Registrant is unable to launch the five new series on May 1, 2007, and, accordingly, the Registrant is seeking withdrawal of the Amendment.

No securities have been issued or sold pursuant to the Amendment. No fee has been paid by the Registrant in connection with the Amendment.

Pursuant to the requirements of Rule 477 under the Act, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Please direct any question you may have concerning this application to David Moore, Assistant Secretary to the Registrant, at 309-766-1908. Thank you.

State Farm Variable Product Trust

By: /s/ Edward B. Rust, Jr.

Name: Edward B. Rust, Jr.

Title: President